June 21, 2013

John Reynolds
Securities and Exchange Commission
Office of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Fifth & Pacific Companies, Inc. (CIK number 0000352363) – Request for Withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (File No. 333-186094)

Dear Mr. Reynolds:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Fifth & Pacific Companies, Inc., a Delaware corporation, CIK number 0000352363 (the “Company”), hereby requests the withdrawal of post-Effective Amendment No. 1 to its registration statement on Form S-8 (the “Amendment”).  The Amendment was filed on June 17, 2013 as EDGAR submission type POS AM, Accession No. 0000922423-13-000306 and File No. 333-186094.

The Amendment was erroneously filed by the Company's third-party Edgar service provider as a submission type POS-AM rather than S-8 POS, and the Company will refile using the correct S-8 POS submission type.

Very truly yours,

/s/ Chris DiNardo

Chris DiNardo
Vice President – Deputy General Counsel

Cc:           Jay Williamson